SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                         ASSISTED LIVING CONCEPTS, INC.
                            (Name of Subject Company)

                            MP ACQUISITION CO., LLC
                            MACKENZIE PATTERSON, INC.
                                    (Bidder)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
           Howard Kaplan                      Paul J. Derenthal, Esq.
           MacKenzie Patterson, Inc.          Derenthal & Dannhauser
           1640 School Street                 One Post Street, Suite 575
           Moraga, California  94556          San Francisco, California  94104
           (925) 631-9100                     (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                         Amount of
         Valuation*                                         Filing Fee

         $650,000                                           $59.80

* For purposes of calculating the filing fee only. Assumes the purchase of 200,000 Shares at a purchase price equal to $3.25 per Share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP ACQUISITION CO., LLC (the "Purchaser") to purchase up to 200,000 shares of the Common Stock, Par Value $.01 (the "Shares") of ASSISTED LIVING CONCEPTS, INC., a Nevada corporation (the "Issuer"), the subject company, at a purchase price equal to $3.25 per Share, less the amount of any dividends declared or paid with respect to the Shares between May 22, 2002 (the "Offer Date") and June 21, 2002 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 22, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for dividends paid or declared prior to the Expiration Date. Any dividends paid or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchaser. Tender of Shares will include the tender of any and all securities into which the Shares may be converted or exchanged, and any securities distributed with respect to the Shares, by way of dividend or otherwise, from and after the Offer Date. MacKenzie Patterson, Inc. is named as an offeror herein because it controls the Purchaser, but it is not otherwise participating in the offer described in this schedule. Due to its control relationship it may be deemed a beneficial owner of securities owned by these Purchasers. Nevertheless, MacKenzie Patterson, Inc. is neither offering hereby, nor intends to acquire, any Units.

         As of March 1, 2002, the Issuer had approximately 6,431,759 Shares outstanding and approximately 33 holders of record of the Shares, but was unable to estimate the number of additional Shareholders whose Shares are held for them in street name or nominee accounts, according to its annual report on Form 10-K for the year ended December 31, 2001. The Purchaser and certain of its affiliates currently beneficially own an aggregate of 303,549 Shares, or approximately 4.7% of the outstanding Shares. If all 200,000 of the Shares sought in this Offer are purchased, the Purchaser and its affiliate would beneficially own in the aggregate 503,549 Shares or approximately 7.8% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $650,000 in aggregate purchase price, which the Purchaser will fund out of its existing working capital.

         The address of the Issuer's principal executive offices is 11835 NE Glenn Widing Drive, Building E Portland, Oregon 97220-9057, telephone (503) 252-6233.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated May 22, 2002

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Shareholders dated May 22, 2002

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.


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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2002

MP ACQUISITION CO., LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE PATTERSON, INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President






















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



                                  EXHIBIT INDEX


Exhibit           Description                                              Page

(a)(1)   Offer to Purchase dated May 22, 2002

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Shareholders dated May 22, 2002

(a)(4)   Advertisement